June 2, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mitchell Austin, Staff Attorney

Re:    LookSmart Group, Inc.

Registration Statement on Form 10-12G

Filed May 4, 2015

File No. 000-55440

Dear Mr. Austin,

We have prepared this letter on behalf of my client, LookSmart, Inc. (“LookSmart”), in response to the telephonic discussion we had with you and your colleagues on the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to comment 1 of the Staff’s letter dated May 19, 2015 (“Comment 1”). Per your request and in light of the views of the Staff expressed during said telephonic discussion, we wish to set forth in writing our view of certain aspects of the merger of LookSmart, Ltd. (“LookSmart”) a publicly traded, Nasdaq-listed company, into a subsidiary of Pyxis, a privately held Marshall Islands company (the “Merger”), and the issuance of shares of Pyxis common stock to existing shareholders of LookSmart (the “LookSmart Shareholders”) in exchange and as consideration for their shares of LookSmart common stock. The distribution of the newly issued Pyxis shares will be registered pursuant to a Registration Statement filed by Pyxis on a Form F-4. Simultaneously with the closing of the Merger, LookSmart will spin-off its operating subsidiary, LookSmart Group, Inc., to the LookSmart Shareholders pursuant to a Form 10 filed by LookSmart (the “Spinoff” and together with the Merger, the “Transaction”).

It appears that the Staff has raised two points regarding the structure of the Transaction: (1) pursuant to its Comment 1, there is no “valid business purpose” for the Spinoff pursuant to Section 4.B.4 of your Staff Legal Bulletin No. 4 (the “Staff Bulletin”) since “the creation of a public market in a company that has no or minimal operations or assets is not considered to be a valid business purpose for a spinoff” and (2) pursuant to the aforesaid telephonic discussion with the Staff, since for a moment in time immediately after the Spinoff LookSmart will have no or minimal operations or assets (according to the Staff, thereby making it a “shell company”), then the merger of LookSmart into Pyxis’s wholly owned subsidiary would be considered a shell merger, rather than a business combination transaction that would fall under Rule 415(a)(1)(viii). It is our understanding that in the Staff’s view, if the Merger is a shell merger, then the issuance of Pyxis shares to the LookSmart Shareholders in the Merger would be a primary offering, and the recipients of such shares would be deemed “underwriters” who would have to resell their shares pursuant to a registration statement with a fixed price. As guidance, the Staff referred us to Corporate Finance Compliance and Disclosure Interpretation 612.15 (the “Interpretation”).

It is our respectful belief that the Staff should consider the Transaction as a whole and not small parts at isolated moments in time. In response to point 1 above, it is our view that there most definitely is a valid business purpose for the Spinoff. Pursuant to the Spinoff, the LookSmart Shareholders will continue to own what is in essence the same company which they owned prior to the Spinoff, plus they would also receive the benefit of the $600,000 in cash that LookSmart received as working capital for its business from Pyxis at the time of signing of the Merger Agreement as well as a greater than 5% interest in the new merged public Nasdaq company. Further, one of the examples in the Staff Bulletin of what has been recognized as a valid business purpose for a spin-off is “enhancing access to financing”, which occurred in our case with the payment of $600,000. Therefore it is our view that all of the five conditions set forth in the Staff Bulletin for a proper spinoff are met.

Regarding point 2 above, it is our view that LookSmart should not be considered a “shell company”. It seems to us that, but for the fact that for internal reasons Pyxis wanted the assets of LookSmart spun-off prior to the effective time of the Merger, the Spinoff could occur immediately after the Merger and there would be no discussion of “shell companies” or statutory underwriters. Also, the Transaction is no different than if Pyxis merged into LookSmart and then redomiciled in the Marshall Islands. In which case there would likely be no discussion of “shell companies” and statutory underwriters. Viewing the Transaction as a whole and considering the intent of the parties, LookSmart has never been and will not become a shell company.

In addition, although there are some similarities between the facts in the Transaction and in the Interpretation, the scenarios are very different. In the facts presented in the Interpretation, an existing public shell company creates another shell company as a subsidiary (“Newco”) to spin-off (creating two public shell companies) and then wants to merge Newco with a private operating company. The sole purpose of creating Newco was to facilitate the merger. Following that merger, the original public shell company would still exist. Our situation is very different. LookSmart is an operating company and continues to be an operating company after the execution of the Merger Agreement. In order to facilitate the closing of the Merger and the Spinoff, the assets of LookSmart were transferred to a new subsidiary, LookSmart Group, Inc. (“LSG”). Prior to the effectiveness of the Merger, LSG is and will continue to be wholly owned by LookSmart and will continue to carry out the operations of LookSmart. Unlike Newco above, the spun-off entity in the Transaction, LSG, is not being merged into a private company. Instead, after the Merger, LSG will continue the operations of LookSmart as a stand-alone entity, and will continue to be ultimately owned by the LookSmart Shareholders. At all times, the business of LookSmart will continue uninterrupted. Following the Transaction, there will be two public companies, each with a distinct operating business. Contrary to the situation in the Interpretation, no shell company will exist post-Transaction and it is our position that no shell company involved pre-Transaction either. In addition, unlike the facts presented in the Interpretation, no insiders are of LookSmart will be able to sell shares of the merged entity immediately following the Transaction, as all insiders have executed lockups expressly prohibiting them from doing so.

For the reasons stated above, we do not believe this is a shell merger.

We also wish to call your attention to changes that the parties are considering in the Transaction structure. These changes, which are referenced but not yet fully reflected in the filings with the Commission, but would in our view, clearly reflect the fact that LookSmart will not be a shell company prior to the effectiveness of the Merger, even if the Spinoff is consummated first. More specifically, immediately prior to the time of the Merger, LSG may transfer to Pyxis a consulting business that would remain in LookSmart and not remain with LSG with the other legacy businesses of LookSmart after the Merger. Part of this consulting business contains the existing obligation that is described in the Form F-4 filed with the Commission for LookSmart to provide certain IT and Internet consulting services to Pyxis before and after the effectiveness of the Merger.

Per our conversation last week, the above sets forth our views on the Staff’s comments. A response to comment 2 of the Staff’s letter dated May 19, 2015 is forthcoming as well. Once you and your colleagues have had a change to read this correspondence, we would appreciate it greatly if you would provide us with 2-3 times at which we could have a follow-up teleconference to discuss same.

Thank you for your consideration and continued cooperation,

Jay Kaplowitz